Exhibit 12.2

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in Millions)	2008	2007	2007	2006	2005	2004	2003
Portion of rentals representing interest	$8	$16	$32	$44	$45	$51	$46
Capitalized interest	5	3	7	3	12	8	8
Other interest and fixed charges	118	50	135	123	87	131	156

Total fixed charges (A)	$131	$69	$174	$170	$144	$190	$210

Earnings-pretax income with applicable adjustments (B)	$1,341	$777	$1,305	$1,884	$1,467	$1,687	$(559)

Ratio of (B) to (A)	10.24	11.26	7.50	11.08	10.19	8.88	(a	)

(a)	Earnings did not cover fixed charges by $769 million.